UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2-(a)

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

PROPANC HEALTH GROUP CORPORATION
 (Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74345C102
(CUSIP Number)

Stuart L. Melnick, LLC
315 Madison Avenue, Suite 901
New York, New York 10017
(800) 935-8410
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2013
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1. Names of Reporting Persons.
Putney Consultants Ltd.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Jersey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
32,938,614

8. Shared Voting Power

9. Sole Dispositive Power
32,938,614

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
32,938,614
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
36.2% based on 90,955,100 shares of common stock issued and outstanding as of November 19, 2014.
14. Type of Reporting Person
CO

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to shares (“Shares”) of common stock, par value $0.001 per share, of Propanc Health Group Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at Level 13, Suite 1307, 530 Collins Street. Melbourne, Victoria, 3000 Australia.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by Putney Consultants Ltd., a Jersey, Channel Islands corporation (the “Reporting Person”). The Reporting Person is a controlled by Dr. Mitchell (“Dr. Mitchell” or the “Principal”).

(b) The principal business address of the Reporting Person is 17 Bond Street, St Helier, Jersey, Channel Islands JE2 3NP.

(c) The principal business of the Reporting Person and the Principal is investment purposes.

(d) Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Principal has; during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a British Virgin Islands company. The Principal is a citizen of Australia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 32,938,614 Shares reported herein by the Reporting Person were acquired on May 24, 2013. The Shares were issued to the Reporting Person for an aggregate purchase price of $961,323.00.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares: (i) in connection with the formation of the Issuer and (ii) in exchange for funds loaned to the Issuer by the Reporting Person. The Reporting Person believes that the Shares are undervalued and represent an attractive investment opportunity. The Reporting Person has had and may continue to have discussions with the Issuer’s management regarding the Issuer’s capital structure and capital allocation policy and board composition. The Reporting Person may also seek to discuss other topics, including management strategy and future plans. The Reporting Person expects to have such discussions with the Issuer’s management as well as with the Issuer’s board of directors, shareholders and parties relating to such matters, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to, or would result in the furtherance of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Except as set forth herein or as would otherwise occur upon completion of the actions discussed herein, including in any Exhibits hereto, the Reporting Person has no present plan or proposal that would result in any matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of discussions and actions referenced above, actions taken by the board of directors, price levels of the shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to its investment in the Issuer as it deems appropriate, including without limitation, purchasing additional Shares or selling some or all of its Shares and or changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

SCHEDULE 13D

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 90,955,100 Shares outstanding as reported in the Issuer’s quarterly report for the period ended September 30, 2014, filed on November 19, 2014.

At the close of business on December 30, 2014, the Reporting Person may be deemed to beneficially own 32,938,614 Shares constituting approximately 36.2% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 32,938,614 Shares, which powers are exercised by the Principal.

(c) The Reporting Person has not effected any transactions in the class of securities during the past sixty days.

(d) No Person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2014

By:           /s/ Douglas Mitchell
Name:      Douglas Mitchell
Title:        Principal